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                              March 4, 2024

       Danny G. Bishop
       President and Chief Executive Officer
       Go Green Global Technologies Corp.
       5 Production Drive
       Brookfield, CT 06084

                                                        Re: Go Green Global
Technologies Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 6,
2024
                                                            File No. 333-276881

       Dear Danny G. Bishop:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed February 6, 2024

       Cover Page

   1. We note your common stock is currently quoted on the OTC Pink marketplace. Please note that an
at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink
marketplace. To sell shares at market prices, we require an
                                                        existing trading market
for those shares, and we do not consider the OTC Pink
                                                        marketplace to be such
a market for the purposes of satisfying Item 501(b)(3) of
                                                        Regulation S-K.
Accordingly, please revise to clarify that the selling shareholders will sell at a fixed price until
your shares are listed or quoted on an existing public trading market, such as the OTCQB,
OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated
prices. Please also disclose the fixed price.
   2. We note that you are registering 9,353,136 shares of common stock and up to 21,100,000 shares of common stock
issuable upon exercise of warrants. The amount reflected on page
                                                        48 does not appear to
match the amount being registered. Please advise or revise.
 Danny G. Bishop
Go Green Global Technologies Corp.
March 4, 2024
Page 2
Prospectus Summary, page 2

3. Please balance your disclosure in this section by disclosing: (1) the amount of your net loss for the most recent audited and interim period; (2) the amount by which your liabilities exceed your assets for the most recent audited and interim period; and (3) your
         auditor   s going concern opinion.
Corporate History, page 7

4. Please expand this section to discuss your previous status as a reporting company.
You may be diluted by future issuances of preferred stock, additional Common Stock or securities convertible into, page 19

5. Please revise to highlight the voting power of your preferred stock holders.
Market Data, page 24

6. Please tell us if you commissioned any of the industry or market data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the
         Securities Act as exhibits to your registration statement or advise. Liquidity and Capital Resources, page 30

7. Please disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Business, page 32

8. We note your disclosure on page 37 regarding your agreements with distributors in the
         HVAC and diesel generator industries. Please elaborate on the terms of these agreements.
         Please also file any material agreements as exhibits to your registration statement.
9. We note your disclosure that you expect to begin launching products between the first and second fiscal quarters of 2024, assuming the products are successfully manufactured and commercialized. Please disclose where you are in the manufacturing and commercialization process.
Business Plan, page 36

10. We note your disclosure regarding projections on page 37 and your disclosure on page 38 that there is potential for over $3 billion in annual gross revenue at full-scale operation and production of your products. Please disclose material assumptions underlying your
FirstName LastNameDanny G. Bishop
       projections on pages 37 and 38, including quantifying the assumptions, and clearly
Comapany    NameGo
       explain        Green
                how the       Global Technologies
                         assumptions                  Corp.
                                       relate to the projected  information.
Please also update your
       risk factor section
March 4, 2024 Page 2       to address any  risks  related to your projections.
FirstName LastName
 Danny G. Bishop
FirstName  LastNameDanny  G. Corp.
                              Bishop
Go Green Global  Technologies
Comapany
March      NameGo Green Global Technologies Corp.
       4, 2024
March3 4, 2024 Page 3
Page
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 46

11. It does not appear that you have reflected the beneficial ownership of your preferred stock.
         Please advise or revise. Refer to Item 403(a) and (b) of Regulation S-K for the outstanding preferred stock.
Selling Shareholders, page 47

12. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.
13.      Please add a total to your table reflected on page 48.
Certain Relationships and Related Party Transactions, page 49

14. Please provide the disclosure required by Item 404 of Regulation S-K. For example, we note the disclosure on page 46 about the beneficial ownership of David Zevetchin and
         Joseph Zizzadoro and the information pages II-2 through II-6 about the issuances of shares related to short-term loans with them. However, the disclosure on page 49 does not mention any transactions between you and Mr. Zevetchin or Mr.
Zizzadoro.
Description of Securities, page 50

15.      Please file as an exhibit the 2023 AJB Note mentioned on page 52.
16. Please clarify whether the Series A Preferred Stock will automatically convert to common stock upon effectiveness of this registration statement.
Item 3. Index to Financial Statements, page F-1

17. Please provide financial statements for the year ended December 31, 2023 in accordance with Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.
Exhibits

18.      Please file Ms. Couch's employment agreement as an exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please
 Danny G. Bishop
Go Green Global Technologies Corp.
March 4, 2024
Page 4

contact Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                        Sincerely,
FirstName LastNameDanny G. Bishop
                                                        Division of Corporation
Finance
Comapany NameGo Green Global Technologies Corp.
                                                        Office of Manufacturing
March 4, 2024 Page 4
cc:       Ross D. Carmel, Esq.
FirstName LastName